

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 23, 2008

Mr. Kenneth C. Wiedrich
Chief Financial Officer
Unico, Incorporated
8880 Rio San Diego Drive, 8th Floor
San Diego, California 92108

> **Re: Unico, Incorporated**
> **Form 10-K for Fiscal Year Ended February 29, 2008**
> **Filed June 3, 2008**
> **File No. 000-30239**

Dear Mr. Wiedrich:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Management's Discussion and Analysis

Liquidity and Capital Resources, page 20

1.   We note your disclosure stating you believe that you will soon be able to generate revenues sufficient to cover your operating costs. Please expand your disclosure to discuss your expected time frame for revenue generation and reasons supporting your belief.

Management's Report on Internal Controls over Financial Reporting, page 23

2.   It does not appear that you have completed your assessment of internal control
        over financial reporting as of February 29, 2008. Since you were required to file
        or filed an annual report for the prior fiscal year, it appears you are required to
        report on your management's assessment of internal control over financial
        reporting.

        If you have not completed your assessment, we ask that you complete your
        evaluation and amend your filing within 30 calendar days to provide the required
        management's report on internal control over financial reporting.

        In completing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76). You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's
            Report on Internal Control Over Financial Reporting Under Section 13(a) or
            15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
            8010/Financial Reporting Release 77). You can find this release at
        ▪   http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            (http://www.sec.gov/info/smallbus/404guide.shtml).

        In addition, please consider whether your failure to complete your report on
        internal control over financial reporting impacts your conclusion regarding the
        effectiveness of your disclosure controls and procedures *as of the end of the fiscal
        year* covered by your report and revise your disclosure as appropriate.

        Finally, please revise the certifications of your Principal Executive Officer and
        Principal Financial Officer to include reference to internal control over financial
        reporting in the introductory language of paragraph 4. Refer to Item 601(b)(31)
        of Regulation S-K for guidance.

        Please note that the failure to complete management's assessment adversely
        affects the company's and its shareholders ability to avail themselves of rules and
        forms that are predicated on the current or timely filing of Exchange Act reports.
        For further information regarding these impacts, please see Compliance and

Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements

General

3.   Since you are a mineral exploration stage company with no proven or probable
        reserves and you report no revenues from operations, it appears that you will need
        to revise your financial statements to add inception to date financial information
        in accordance with paragraph 11 of SFAS 7. Additionally, please label your
        financial statements as an exploration stage company.

Report of Independent Registered Public Accounting Firm, page 37

4.   Please ask your current auditors to provide a revised audit report that refers to the
        audit of your balance sheets as of both February 29, 2008 and February 28, 2007
        in the introductory paragraph. Additionally, to the extent your auditors also
        audited the inception to date financial information, the report will need to
        reference audit of such information.

Note1 – Nature of Organization and Significant Accounting Principles, page 42

b. Accounting Method, page 42

5.   We note your disclosure stating that you report your operations and those of your
        subsidiaries under the equity method of accounting, resulting in the consolidation
        of all assets and operations of wholly owned subsidiaries. Please note that equity
        method and consolidation are two different accounting methods, with the former
        applicable to entities over which you exercise significant influence but do not
        control, and the latter applicable to entities that you control, such as your wholly
        owned subsidiaries. Please revise your disclosure accordingly. Make similar
        revision to your disclosure in the last paragraph under subheading a. Organization
        and Business Activities.

e. Fixed Assets, page 43

6.   Please expand your note to disclose your accounting policy for construction in
        progress to the extent it is material.

        Additionally, please add a new subheading and disclose your accounting policy
        for costs associated with your mineral exploration activities and eventual
        development and production activities.

Note 3 – Convertible Debentures, page 47

7.   We note that your statements of stockholders' equity on page 40 show amounts
        recorded in additional paid-in capital (APIC) on a line item labeled as "Derivative
        portion of convertible debentures". Please expand your disclosure to clarify what
        these amounts represent, how you calculated them, why you recorded them in
        APIC instead of liability if they are characterized as derivatives, and where you
        recorded the corresponding debits. Provide the accounting literature that supports
        your accounting.

8.   Your disclosures on page 21 and on this page indicate multiple defaults on your
        convertible debentures as of February 29, 2008. Tell us whether these defaults
        triggered cross default on any of your other debt arrangements.

        Additionally, please clarify whether there were any modifications to your
        debentures or other debt agreements that occurred as a result of the assignment of
        your debentures to your related party Moore Investment Holdings that would
        trigger accounting analysis or recognition under SFAS 15, EITF 96-19 or EITF
        06-6.

Form 10-Q for the Fiscal Quarter Ended August 31, 2008

Note 4 – Stockholders' Equity, page 9

9.   Your disclosure indicates that you effected a 1-for-500 reverse stock split in June
        2008. Although you adjusted your issued and outstanding shares to post-reverse
        split figures, we note that your authorized shares remained at pre-reverse split
        levels of 5,000,0000,000. Please expand your disclosure to clarify why the
        reverse split did not affect your number of authorized shares. Otherwise revise
        your disclosure to reflect the appropriate post-reverse split number of authorized
        shares.

10.   To the extent your post-reverse stock split results in an insufficient number of
        authorized shares to satisfy the conversion rights of your convertible debentures

at issuance, tell us how you considered this insufficiency of authorized shares in accounting for your convertible debentures and related embedded features under the provisions of EITF 00-19.

Note 5 – Legal Matters, page 10

11.   We note your disclosure indicating that you deny any liability and are defending the $20 million derivative lawsuit filed on August 14, 2008. Please expand your disclosure to state the extent of any probable and estimable loss that you have accrued in your financial statements, or your range of reasonably possible loss related to this matter in accordance with paragraphs 8 to 10 of SFAS 5.

Engineering Comments

General

12.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Deer Trail Mining Company, LLC, page 5

13.   We note you commenced limited mining activities on the Deer Trail Mine and you were working full time on both mine development and production work. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in

commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

14.   We also note you refer to ore or ore body several times in your filing. Under SEC Industry Guide 7, the terms ores or ore body are treated the same as the term reserve. Unless you have proven and/or probable reserves as, defined by Industry Guide 7, please remove this terminology from your filing.

15.   We note your reference to production activities. Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.

16.   We note your reference to the initial phase of drilling and it is considered merely a starting point in generating data for pre-feasibility and feasibility studies. Please discuss the phased nature of the exploration process prior to establishing proven and probable reserves, and the place in this process your current exploration activities occupy. Please disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. Please define the distinctions between a pre-feasibility and bankable feasibility study in your filing.

Deer Trail Lease, page 12

17.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Deer Trail Lease, page 14

18.   We note you reference the development of minable reserves. Please note that it is the staff's position mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- A historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Deer Trail Mine Geological Information, page 14

19. As the company does not have a "reserve," it must be in the "exploration stage," as defined by Industry Guide 7(a) (1) and (a) (4) (i) respectively. Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production. Please remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as operations.

20. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

21. At various locations in your disclosure, you use the terms mineral resource and/or resources in reference to mineralization. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure of quantity and quality estimates in SEC documents. Please restrict your usage of this terminology.

Directors, Executive Officers and Corporate Governance, Page 25

22. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this

industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or in his absence, Lily Dang at (202) 551-3867, if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have any questions regarding engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief